Ener-Core, Inc.
9400 Toledo Way

Irvine, California 92618

VIA EDGAR

April 5, 2016

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549

Attn:	Ms. Pamela Long
Mr. Kevin Stertzel
Mr. John Cash

Re:	Ener-Core, Inc.
Registration Statement on Form S-1
File No. 333-205916

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Ener-Core, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-205916, together with all amendments and exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially publicly filed with the Commission on July 29, 2015.

The Company submits this request for withdrawal due to its decision not to pursue the public offering of the securities subject to the Form S-1 at this time. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to the undersigned via email at alain.castro@ener-core.com or via facsimile at (949) 616-3399, with a copy to the Company’s legal counsel, Shoshannah D. Katz of K&L Gates LLP, via email at shoshannah.katz@klgates.com or via facsimile at (949) 623-4477.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this letter, please contact our legal counsel, K&L Gates LLP, by calling Ms. Shoshannah D. Katz at (949) 623-3545.

Sincerely,

ENER-CORE, INC.

By:	/s/ Alain J. Castro
Alain J. Castro
Chief Executive Officer

cc:	Shoshannah D. Katz, K&L Gates LLP
Jonathan R. Zimmerman, Faegre Baker Daniels LLP